Exhibit 3.3

CERTIFICATE OF FORMATION

OF

BIOLAB FRANCHISE COMPANY, LLC

This Certificate of Formation of BioLab Franchise Company, LLC, dated as of August 8, 2007, is being duly executed and filed by Evonne Perez, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company formed hereby is BioLab Franchise Company, LLC

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Rd., Ste. 400, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

By:	/s/ Evonne Perez
Authorized Person

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